UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR § 270.17f-2]

1.	Investment Company Act File Number: 811-03213				Date examination completed: December 31, 2025
2.	State identification Number:
	AL	AK	AZ	AR	CA	CO
	CT	DE	DC	FL	GA	HI
	ID	IL	IN	IA	KS	KY
	LA	ME	MD	MA	MI	MN
	MS	MO	MT	NE	NV	NH
	NJ	NM	NY	NC	ND	OH
	OK	OR	PA	RI	SC	SD
	TN	TX	UT	VT	VA	WA
	WV	WI	WY	PUERTO RICO
Other (specify):
3.	Exact name of investment company as specified in registration statement:
Nationwide Variable Insurance Trust
4.	Address of principal executive office (number, street, city, state, zip code): One Nationwide Plaza: Mail Code: 1-18-102, Columbus, OH 43215

Report of Independent Accountants

To the Board of Trustees of Nationwide Variable Insurance Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that NVIT J.P. Morgan Digital Evolution Strategy Fund, NVIT J.P. Morgan Equity and Options Total Return Fund, NVIT J.P. Morgan Inflation Managed Fund, NVIT J.P. Morgan Innovators Fund, NVIT J.P. Morgan Large Cap Growth Fund, NVIT J.P. Morgan U.S. Equity Fund and NVIT J.P. Morgan US Technology Leaders Fund (seven of the funds constituting Nationwide Variable Insurance Trust, referred to herein as the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) (the “specified requirements”) as of December 31, 2025. The Funds’ management is responsible for its assertion and the Funds’ compliance with the specified requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management’s assertion is fairly stated in all material respects. The nature, timing and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management’s assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of December 31, 2025, and with respect to agreement of security purchases and sales or maturities, for the period from November 12, 2025 (the date of our last examination), through December 31, 2025:

-

Confirmation of all securities of the Funds managed by J.P. Morgan Investment Management, Inc. (“J.P. Morgan”) held by the Depository Trust Company and Federal Reserve Bank (“depositories”) in book entry form at an omnibus level and review of the reconciliation performed by J.P. Morgan Chase Bank, N.A. (the “Custodian”) for a sample of securities at an omnibus level between the depositories and the books and records of the Custodian;

-	Reconciliation of all such securities to the books and records of the Funds and the Custodian;

-	Inspection of subsequent cash statements evidencing settlement of all open trades of the Funds; and

-

Agreement of 2 security purchases and 2 security sales or maturities per fund (when 2 or less security purchases or 2 or less security sales per fund are available, agreement of all possible security purchases or all possible security sales per fund) since our last report from the books and records of the Funds to the related trade tickets.

Our examination does not provide a legal determination on the Funds’ compliance with the specified requirements.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements related to the engagement.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2025 with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

February 20, 2026

February 20, 2026

PricewaterhouseCoopers LLP

Two Commerce Square, Suite 1800

2001 Market Street

Philadelphia, PA 19103

We are providing this letter in connection with your examination related to management of NVIT J.P. Morgan Digital Evolution Strategy Fund, NVIT J.P. Morgan Equity and Options Total Return Fund, NVIT J.P. Morgan Inflation Managed Fund, NVIT J.P. Morgan Innovators Fund, NVIT J.P. Morgan Large Cap Growth Fund, NVIT J.P. Morgan U.S. Equity Fund and NVIT J.P. Morgan US Technology Leaders Fund (seven of the funds constituting Nationwide Variable Insurance Trust, referred to herein as the “Funds”) assertions that the Funds’ are in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the “specified requirements”) as of October 31, 2025, and for the periods noted within Attachment A, as of November 12, 2025, and for the period from October 31, 2025 through November 12, 2025, and as of December 31, 2025, and for the period from November 12, 2025 through December 31, 2025, respectively.

We confirm, to the best of our knowledge and belief, as of February 20, 2026, the date of your reports, the following representations made to you during your engagement.

1.

We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of October 31, 2025, and for the periods noted within Attachment A, as of November 12, 2025, and for the period from October 31, 2025 through November 12, 2025, and as of December 31, 2025, and for the period from November 12, 2025 through December 31, 2025. Based on this evaluation, we assert that the Funds are in compliance with the specified requirements as of October 31, 2025, and for the periods noted within Attachment A, as of November 12, 2025, and for the period from October 31, 2025 through November 12, 2025, and as of December 31, 2025, and for the period from November 12, 2025 through December 31, 2025, with respect to securities reflected in the investment accounts of the Funds.

2.	We are responsible for complying with the specified requirements and management’s assertion related thereto.

3.	We are responsible for establishing and maintaining effective internal control over compliance with the specified requirements.

4.

We are responsible for the criteria to be used in the evaluation of the Funds’ compliance with the specified requirements and management’s assertion related thereto and for determining that the criteria are suitable, appropriate for the purpose of the engagement, and will be available to the intended users of the reports.

5.	All relevant matters are reflected in the evaluation of the Funds’ compliance with the specified requirements and management’s assertion related thereto.

6.	We have made available to you:

a.	all information necessary for purposes of the engagement.

b.	unrestricted access to personnel of the Funds from whom you have requested information.

7.	There are no deficiencies in internal control relevant to the engagement of which we are aware.

8.	We are not aware of any instances of known noncompliance during the period for which management’s assertion was made.

9.	There are no compliance requirements needing clarification that required our interpretation.

10.

There are no communications from regulatory agencies, internal auditors, and any other parties concerning possible noncompliance with the specified requirements, including communications received between October 31, 2025, November 12, 2025, and December 31, 2025 and the date of your reports.

11.	We did not use any instances of artificial intelligence in:

a.	the preparation of the subject matter or management’s assertion relevant to the engagement or in the supporting records and related data provided to you,
b.	the design and/or execution of controls relevant to the subject matter, or
c.	the evaluation of the subject matter against the criteria.

12.	We are not aware of any instances of known noncompliance occurring subsequent to the period for which the management’s assertion was made.

13.

We have no knowledge of any actual, suspected or alleged fraud or noncompliance with laws or regulations affecting the Funds’ compliance with the specified requirements, management’s assertion related thereto, or related parties.

To the best of our knowledge and belief, no events have occurred subsequent to October 31, 2025, November 12, 2025, and December 31, 2025 and through the date of this letter that affect compliance including, but not limited to, known instances of noncompliance and communications received concerning possible noncompliance.

/s/ Joseph Aniano
Joseph Aniano, Principal Executive Officer
/s/ Dave Majewski
Dave Majewski, Treasurer and Principal Financial Officer

Attachment A

Nationwide Variable Insurance Trust	Period
NVIT J.P. Morgan Digital Evolution Strategy Fund	03/31/2024 1 – 10/31/2025
NVIT J.P. Morgan Equity and Options Total Return Fund	09/19/2025 2 – 10/31/2025
NVIT J.P. Morgan Inflation Managed Fund	04/25/2025 3 – 10/31/2025
NVIT J.P. Morgan Innovators Fund	03/31/2024 1 – 10/31/2025
NVIT J.P. Morgan Large Cap Growth Fund	03/31/2024 1 – 10/31/2025
NVIT J.P. Morgan U.S. Equity Fund	03/31/2024 1 – 10/31/2025
NVIT J.P. Morgan US Technology Leaders Fund	03/31/2024 1 – 10/31/2025

1 Date of our last examination

2 Date the fund became subject to the specified requirements

3 Date of inception

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of NVIT J.P. Morgan Digital Evolution Strategy Fund, NVIT J.P. Morgan Equity and Options Total Return Fund, NVIT J.P. Morgan Inflation Managed Fund, NVIT J.P. Morgan Innovators Fund, NVIT J.P. Morgan Large Cap Growth Fund, NVIT J.P. Morgan U.S. Equity Fund and NVIT J.P. Morgan US Technology Leaders Fund (seven of the funds constituting Nationwide Variable Insurance Trust, referred to herein as the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2025, and from November 12, 2025 through December 31, 2025.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2025, and from November 12, 2025 through December 31, 2025, with respect to securities reflected in the investment account of the Funds.

NVIT J.P. Morgan Digital Evolution Strategy Fund

NVIT J.P. Morgan Equity and Options Total Return Fund

NVIT J.P. Morgan Inflation Managed Fund

NVIT J.P. Morgan Innovators Fund

NVIT J.P. Morgan Large Cap Growth Fund

NVIT J.P. Morgan U.S. Equity Fund

NVIT J.P. Morgan US Technology Leaders Fund

By:
/s/ Joseph Aniano
Joseph Aniano, Principal Executive Officer

/s/ Dave Majewski
Dave Majewski, Treasurer and Principal Financial Officer